NORTHERN FUNDS

FORM N-SAR

File No. 811-08236

Annual Period Ended September 30, 2017

Exhibits

EX-99.77D: Policies with respect to security investments

(1) Effective July 31, 2017, the U.S. Government Money Market Fund’s principal investment strategies were amended to reflect the following:

The Fund, under normal circumstances, will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in U.S. government securities and repurchase agreements collateralized solely by U.S. government securities.

(2): Effective July 31, 2017, the U.S. Government Select Money Market Fund’s principal investment strategies were amended to reflect the following:

The Fund, under normal circumstances, will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in U.S. government securities and repurchase agreements collateralized solely by U.S. government securities.